May 7, 2025

Thierry Chauche
Principal Financial and Accounting Officer
Sagimet Biosciences Inc.
155 Bovet Road, Suite 303
San Mateo, California 94402

       Re: Sagimet Biosciences Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-41742
Dear Thierry Chauche:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences